FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Friday 13 August 2004

National announces date of Annual General Meeting

The National Australia Bank Group Chairman, Mr Graham Kraehe, announced today that the company’s next Annual General Meeting would be held on 31 January 2005 in Melbourne.

Mr Kraehe said the decision to hold the AGM in January was made in response to shareholder feedback and to provide the National with more time to meet the increasing requirements under the Australian and US accounting and disclosure regimes, Sarbanes Oxley requirements and the impending adoption of International Financial Reporting Standards.

“A number of companies with September year ends traditionally hold their Annual General Meeting in the week before Christmas and shareholders have requested that companies take action to avoid this congestion.  At last year’s AGM, we committed to consider this issue to ensure as many shareholders as possible could attend.  We also received requests for the change of date via our Shareholder Services information line throughout the year.  We have listened to these concerns and have moved the date accordingly,” he said.

The Notice of Meeting and Annual Report will be dispatched to shareholders before Christmas, with the AGM scheduled at the end of January to avoid the traditional holiday period.

The National sought and obtained approval from the Australian Securities and Investments Commission (ASIC) for the change of date of the AGM and consulted with the Australian Shareholders’ Association before making the change.

For further information:

Brandon Phillips	Samantha Evans
Group Manager	Group Communications Adviser
Group Corporate Relations

03 8641 3857 work	03 8641 4982 work
0419 369 058 mobile	0404 883 509 mobile

Or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook

Date: 13 August 2004	Title:	Associate Company Secretary